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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. __)*

                             3Dfx INTERACTIVE, INC.
                     --------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                     --------------------------------------
                         (Title of Class of Securities)

                                   885534 10 3
                            -------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                               Page 1 of 10 pages

-----------------------                                     --------------------
 CUSIP NO. 885534 10 3                  13G                  PAGE 2 OF 10 PAGES
-----------------------                                     --------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Techfarm, L.P.                      77-0387725
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             California, U.S.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       462,500
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      462,500
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             462,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             3.7%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
             PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 2 of 10 pages

-----------------------                                     --------------------
 CUSIP NO. 885534 10 3                  13G                  PAGE 3 OF 10 PAGES
-----------------------                                     --------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Techfarm II, L.P.                   77-0457778
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             California, U.S.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       65,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        -0-
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      65,000
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  -0-
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             65,000
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             0.5%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
             PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                              Page 3 of 10 pages

-----------------------                                     --------------------
 CUSIP NO. 885534 10 3                  13G                  PAGE 4 OF 10 PAGES
-----------------------                                     --------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Techfarm Management, Inc.           77-0364615
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             California, U.S.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        527,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      -0-
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  527,500
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             527,500
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             4.2%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
             PN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 4 of 10 pages

-----------------------                                     --------------------
 CUSIP NO. 885534 10 3                  13G                  PAGE 5 OF 10 PAGES
-----------------------                                     --------------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Gordon A. Campbell
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                       350,297
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                        527,500
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                      350,297
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                  527,500
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             877,797
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             7.0%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
             IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



                               Page 5 of 10 pages

                          INSTRUCTIONS FOR SCHEDULE 13G


INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)          The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9)(11) Aggregate Amount Beneficially Owned By Each Reporting Person, Etc.--Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10)         Check if the aggregate amount reported as beneficially owned in row
             (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Persons--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

                                   Category                                      Symbol
                  -------------------------------------------------            ----------
                  Broker Dealer                                                     BD
                  Bank                                                              BK
                  Insurance Company                                                 IC
                  Investment Company                                                IV
                  Investment Adviser                                                1A
                  Employee Benefit Plan, Pension Fund, or Endowment                 EP
                  Fund
                  Parent Holding Company                                            HC
                  Corporation                                                       CO
                  Partnership                                                       PN
                  Individual                                                        IN
                  Other                                                             OO

Notes:

        Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

        Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

        Reporting persons may comply with their coverage page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

        Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

        Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the




                               Page 6 of 10 pages
holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

        Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

        Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1
     (a)  Name of Issuer

          3Dfx Interactive, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          4435 Fortran Drive
          San Jose, CA  95134

ITEM 2
     (a)  Name of Person Filing

          (1) Techfarm, L.P.
          (2) Techfarm II, L.P.
          (3) Techfarm Management, Inc.
          (4) Gordon A. Campbell



     (b)  Address of Principal Business Office, if none, Residence

          (1) 111 West Evelyn Avenue, #101
              Sunnyvale, CA  95086

          (2) 111 West Evelyn Avenue, #101 Sunnyvale, CA 95086

          (3) 111 West Evelyn Avenue, #101 Sunnyvale, CA 95086

          (4) Gordon A. Campbell c/o Techfarm, L.P.
              111 West Evelyn Avenue, #101
              Sunnyvale, CA  95086




                               Page 7 of 10 pages

(c)  Citizenship

          (1) Techfarm, L.P. : California, U.S.A.
          (2) Techfarm II, L.P.: California, U.S.A.
          (3) Techfarm Management, Inc.: California, U.S.A.
          (4) Gordon A. Campbell: United States

     (d)  Title of Class of Securities

          Common Stock

     (e)  CUSIP Number

          885534 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable

ITEM 4.  OWNERSHIP

         (1) Techfarm, L.P. : At December 31, 1997, Techfarm, L.P. owned 462,500 shares of the Issuer's common stock. This amount represented 3.4% of the total shares of common stock outstanding at that date. Techfarm, L.P. has no rights to acquire additional shares through the exercise of options or otherwise.

         (2) Techfarm II, L.P. : At December 31, 1997, Techfarm II, L.P. owned 65,000 shares of the Issuer's common stock. This amount represented 0.5% of the total shares outstanding at that date. Techfarm II, L.P. has no rights to acquire additional shares through the exercise of options or otherwise.

         (3) Techfarm Management, Inc.: Techfarm Management, Inc. is the General Partner of Techfarm, L.P. and Techfarm II, L.P. and therefore may be deemed to beneficially own an aggregate of 527,500 shares of the Issuer's common stock which shares are held by Techfarm, L.P. and Techfarm II, L.P. Techfarm Management, Inc. has no rights to acquire additional shares through the exercise of options or otherwise.

         (4) Gordon A. Campbell: At December 31, 1997 owned 292,965 shares of the Issuer's common stock and options to purchase 57,332 shares of common stock which are exercisable within 60 days of December 31, 1997. Mr. Campbell is the president of Techfarm Management, Inc. (dba Techfarm, Inc.), the general manager of Techfarm, L.P. and Techfarm II, L.P. As a result, Mr. Campbell may be deemed to beneficially own the 462,500 and 65,000 shares of the Issuer's common stock held by Techfarm, L.P. and Techfarm II, L.P., respectively. In aggregate, Mr. Campbell may be deemed to beneficially own 7.0% of the total shares outstanding as of December 31, 1997. Mr. Campbell, however, disclaims beneficial ownership of the shares held by Techfarm, L.P. and Techfarm II, L.P.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

        Not applicable




                               Page 8 of 10 pages

ITEM 10.  CERTIFICATION

        The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        February 5, 1998
                        --------------------------------------------------------
                                             Date

                        /s/ Gordon A. Campbell
                        --------------------------------------------------------
                                             Signature

                        Gordon A. Campbell
                        --------------------------------------------------------
                                             Name/Title


                        TECHFARM, L.P.
                        By its General Partner, Techfarm Management, Inc.

                        By: /s/ Gordon A. Campbell
                            ----------------------------------------------------
                                             Signature

                            Gordon A. Campbell, President
                            ----------------------------------------------------
                                             Name/Title


                        TECHFARM II, L.P.
                        By its General Partner, Techfarm Management, Inc.

                        By: /s/ Gordon A. Campbell
                            ----------------------------------------------------
                                             Signature

                            Gordon A. Campbell, President
                            ----------------------------------------------------
                                             Name/Title


                        TECHFARM MANAGEMENT, INC.

                        By: /s/ Gordon A. Campbell
                            ----------------------------------------------------
                                             Signature

                            Gordon A. Campbell, President
                            ----------------------------------------------------
                                             Name/Title




                               Page 9 of 10 pages

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE A FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

































                               Page 10 of 10 pages